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                                                                          (a)(4)
June 10, 1999

Board of Directors
SteriGenics International, Inc.
4020 Clipper Court
Fremont, CA 94538-6540

Gentlemen:

     Ion Beam Applications s.a. (the "Purchaser") proposes to make a tender offer (the "Offer") for all the issued and outstanding shares of the common stock, par value $0.001 per share (the "Shares"), which are not owned by the Purchaser or any affiliate thereof, of SteriGenics International, Inc. (the "Company") at a cash price of $27.00 per Share pursuant to a draft merger agreement (the "Merger Agreement") which provides that following completion of the Offer a subsidiary of Purchaser shall merge with the Company and each Share shall be acquired for consideration equal to that in the Offer.

     You have asked us whether or not, in our opinion, the proposed cash consideration to be received by the shareholders of the Company pursuant to the Offer is fair to the shareholders of the Company, other than the Purchaser, from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the year ended March 31, 1998 and the Company's Form 10-Q and the related unaudited financial information for the nine months ended December 31, 1998;

     (2) Reviewed a draft of the Company's Form 10-K and related financial information for the fiscal year ended March 31, 1999;

     (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

     (4) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

     (5) Reviewed the historical market prices and trading activity for the Shares and compared them with that of certain publicly traded companies which we deemed to be relevant;

     (6) Compared the financial position and results of operations of the Company with that of certain companies which we deemed to be relevant;

     (7) Compared the proposed financial terms of the Offer with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

     (8) Reviewed the draft Merger Agreement; and

     (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not assumed any responsibility to independently verify such information. With respect to the financial forecasts examined by us, we have assumed that they were reasonably prepared and reflect the best currently available estimates and good faith judgments of the management of the Company as to the future performance of the Company. We have also relied upon assurances of the management of the Company that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we been furnished with any such evaluations or appraisals. We have also assumed with your consent, that any material

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liabilities (contingent or otherwise, known or unknown) of the Company and the
Purchaser are as set forth in the consolidated financial statements of the Company and the Purchaser, respectively.

     This opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to whether any such shareholder should or should not tender his shares in the Offer. This opinion does not address the relative merits of the Offer and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Offer or the decision of the Board of Directors of the Company with respect to the Offer. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

     In the ordinary course of business, PaineWebber Incorporated may trade in the securities of the Company and the Purchaser for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

     PaineWebber Incorporated is currently acting as financial advisor to the Company in connection with the Offer and will be receiving a fee in connection with the rendering of this opinion. In addition, PaineWebber Incorporated will receive a fee in connection with the consummation of this transaction. In the past, PaineWebber Incorporated and its affiliates have provided investment banking and other financial services to the Company and have received fees for rendering these services.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the shareholders of the Company, other than the Purchaser, pursuant to the Offer is fair to the Company's shareholders from a financial point of view.

     This opinion has been prepared for the information of the Board of Directors of the Company in connection with the Offer and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of PaineWebber Incorporated, provided, however, that this letter may be reproduced in full in a Schedule 14D-9 filed by the Company related to the Offer.

                                          Very truly yours,

                                          PAINEWEBBER INCORPORATED

                                          /s/ PaineWebber Incorporated

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